Exhibit 12(b).1
CONSUMERS ENERGY COMPANY
Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Dividends
(As Revised, See Note 1)

	In Millions, Except Ratios
	Nine Months Ended	Year Ended December 31
	September 30, 2009	2008	2007	2006	2005		2004

					(b)
Earnings as defined (a)
Pretax income from continuing operations	$437	$562	$437	$167		$(590)	$439
Exclude equity basis subsidiaries	—	—	—	(1)		(1)	(1)
Fixed charges as defined	215	276	293	307		316	345

Earnings as defined	$652	$838	$730	$473		$(275)	$783

Fixed charges as defined (a)
Interest on long-term debt	$187	$229	$236	$286		$305	$328
Other interest charges	15	22	34	13		5	13
Estimated interest portion of lease rental	13	25	23	8		6	4

Fixed charges as defined	$215	276	293	307		316	345
Preferred dividends	3	3	3	3		3	3

Combined fixed charges and preferred dividends	$218	$279	$296	$310		$319	$348

Ratio of earnings to fixed charges	3.03	3.04	2.49	1.54		—	2.27

Ratio of earnings to combined fixed charges and preferred dividends	2.99	3.00	2.47	1.53		—	2.25

NOTES:

(a)	Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.

(b)	For the year ended December 31, 2005, fixed charges exceeded earnings by $591 million and combined fixed charges and preferred dividends exceeded earnings by $594 million. Earnings as defined include $1.184 billion of asset impairment charges.